UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PENN Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707569109
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 21st Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Jeffrey Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

December 18, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 707569109

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 14,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 14,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.6%

(14)	TYPE OF REPORTING PERSON: IA, OO (Delaware Limited Liability Company)

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 14,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 14,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.6%

(14)	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of PENN Entertainment, Inc., a Pennsylvania corporation (the “Issuer”). The Issuer’s principal executive offices are located at 825 Berkshire Blvd., Suite 200, Wyomissing, PA 19610.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to §240.13d-1(e) by (i) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”) and (ii) Parag Vora, the Manager of the Investment Manager (the “Principal”). Unless otherwise indicated, the Investment Manager and the Principal are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Investment Manager is the investment manager of (i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), and (ii) Downriver Series LP – Segregated Portfolio C, a Delaware Limited Partnership (“Downriver C”), with respect to the shares of Common Stock directly owned by the Master Fund and Downriver C. All investment and voting decisions for the Master Fund and Downriver C have been delegated to the Investment Manager.  In such capacity, the Investment Manager may be deemed to beneficially own the securities directly owned by the Master Fund and Downriver C. The Investment Manager does not directly own any shares of Common Stock.

(b) The business office address of the Reporting Persons is 330 Madison Avenue, 21st Floor, New York, NY 10017.

(c) The principal business of the Reporting Persons is to provide investment advisory services.

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investment Manager is organized under the laws of the state of Delaware. The Principal is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The 14,500,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the ordinary course of business with working capital of the Master Fund and Downriver C set aside for the general purpose of investing at an aggregate purchase price of $441,696,604. The aggregate purchase price for the 14,500,000 shares of Common Stock reported herein as beneficially owned by the Reporting Persons together with the 13,500,000 reference shares underlying the Cash Settled Swap (as defined in Item 6 below) described in Item 6 below is $752,188,496.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the economic equivalent of an 18.5% position in the Issuer’s Common Stock, consisting of beneficial ownership of 14,500,000 shares of the Issuer’s outstanding Common Stock and a cash-settled swap agreement representing economic exposure to an additional 13,500,000 shares of the Issuer’s Common Stock, plus the Cash-Settled Options described in Item 6 below. The Reporting Persons have deep experience investing in the casino and online gaming sectors, are long-term shareholders of the Issuer, and believe the Issuer’s Common Stock is significantly undervalued. The Reporting Persons have discussed with the Issuer’s management and its board of directors (the “Board”) a range of topics focused on enhancing shareholder value. Given the persistent underperformance of the Common Stock and the Issuer’s capital allocation track record, amongst other areas of concern, the Reporting Persons have requested that the Issuer afford them the right to designate highly qualified directors who would be committed to working with the Issuer’s management and fellow Board members to help the Issuer realize its full potential.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. From time to time, the Reporting Persons have engaged in and expect in the future to engage in discussions with the Issuer’s management, Board and other representatives concerning the Issuer and the Reporting Person’ investment in the Issuer’s Common Stock. The Reporting Persons may also engage in discussions with these persons, with other securityholders of the Issuer and with other relevant parties concerning the business and strategic direction of the Issuer and opportunities to enhance shareholder value. Depending on various factors, including, without limitation, the outcome of any of the communications referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, trading prices of the Common Stock, other investment opportunities available to the Reporting Persons, and conditions in the securities markets and economic and industry conditions more generally, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include, without limitation, proposing changes in the Issuer’s operations, proposing changes to the Board and the Issuer’s management team, proposing changes to the Issuer’s charter, bylaws or governance structure, capitalization or dividend policy, proposing extraordinary corporate transactions, asset sales, soliciting proxies from other stockholders of the Issuer in connection with meetings of stockholders, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Issuer Securities”), disposing of Issuer Securities in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, and/or any taking or engaging in any similar actions or transaction or otherwise changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Investment Manager and Principal – 14,500,000 shares of Common Stock, which represents 9.6% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 151,758,888 outstanding shares of Common Stock as of October 26, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

(c) In the 60 days prior to this filing, the Reporting Persons have not engaged in any transaction involving shares of Common Stock.

(d) No person other than the Reporting Persons, the Master Fund, or Downriver C are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the Common Stock referenced above, as of the date hereof, the Reporting Persons have entered into a cash-settled swap agreement (the “Cash-Settled Swap”) with an unaffiliated third-party financial institution that references 13,500,000 shares of Common Stock (representing economic exposure comparable to approximately 8.9% of the Issuer’s outstanding Common Stock) for an aggregate purchase price of $310,491,892. The Cash-Settled Swap can only be settled in cash and does not permit settlement in the form of Common Stock. The Cash-Settled Swap does not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Swap.

In addition to the Common Stock and the Cash-Settled Swap referenced above, as of the date hereof, the Reporting Persons have entered into a cash-settled option agreements (the “Cash-Settled Options”) with an unaffiliated third-party financial institution that references an aggregate of 3,250,000 shares of Common Stock (representing economic exposure comparable to approximately 2% of the Issuer’s outstanding Common Stock), subject to reference exercise prices associated therewith) for an aggregate purchase price of $5,869,972. The Cash-Settled Options can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Options do not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Options.

On December 28, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement, dated as of December 28, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2023

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager

/s/ Parag Vora
Parag Vora